

Matt D'Amour · 3rd

Vice President Real Estate & Store Development

Springfield, Massachusetts, United States · Contact info

413 connections

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Big Y Foods Inc.

Kenyon College

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Experience

Big Y Foods Inc.
21 yrs 9 mos

● **Director of Store Development**
2001 - Present · 21 yrs 9 mos

● **Store Manager**
Jan 2005 - Jan 2007 · 2 yrs 1 mo

Education

Kenyon College
B.A., Philosophy
1995 - 2009
Activities and societies: President of Delta Kappa Epsilon Fraternity, Captain of Water Polo Team, Rugby
team member   ...see more

Loomis Chaffee School
1993 - 1995

Interests

Companies   Groups   Schools

Big Y World Class Market
9,855 followers

Anchored Finance
37 followers

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